                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 75

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   38141G 10 4
                                 --------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 200 West Street
                            New York, New York 10282
                            Telephone: (212) 902-1000
                                   ----------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                February 23, 2010
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

------------------------------
CUSIP NO. 38141G 10 4                                      13D
------------------------------
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1.  NAMES OF REPORTING PERSONS:  Each of the persons identified on Appendix A.
-----------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)                                                       (a) [x]
    As to a group consisting of persons other than Covered Persons                                              (b) [x]
-----------------------------------------------------------------------------------------------------------------------
3.  SEC USE ONLY
-----------------------------------------------------------------------------------------------------------------------
4.  SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
-----------------------------------------------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [  ]
    (Applies to each person listed on Appendix A.)
-----------------------------------------------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
-----------------------------------------------------------------------------------------------------------------------
                       7.  SOLE VOTING POWER: 0
     NUMBER OF        -------------------------------------------------------------------------------------------------
       SHARES          8.  SHARED VOTING POWER (See Item 6) (Applies to each person listed on Appendix A.)
    BENEFICIALLY           18,459,962 Voting Shares(2) held by Covered Persons
      OWNED BY             3,660 Shared Ownership Shares held by Covered Persons(3)
        EACH               20,200,938 Sixty Day Shares held by Covered Persons(4)
      REPORTING            2,644,271 Other Shares held by Covered Persons (5)
       PERSON         -------------------------------------------------------------------------------------------------
        WITH           9.  SOLE DISPOSITIVE POWER (See Item 6) As to Voting
                           Shares, less than 1%
                           As to Shared Ownership Shares, Sixty Day Shares and Other Shares, 0
                      -------------------------------------------------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER (See Item 6):
                           As to Voting Shares, 0
                           As to Shared Ownership Shares, less than 0.01%
                           As to Sixty Day Shares and Other Shares, less than 1%.
-----------------------------------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            41,308,831
-----------------------------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                   [  ]
-----------------------------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                      7.56%
-----------------------------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 425,369 shares of Common Stock held by 24 private charitable foundations established by 24 Covered Persons; (ii) 2,065,917 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 151,960 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 1,025 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                           ITEM 6
                                         CITIZENSHIP
              ITEM 1                   (UNITED STATES
---------------------------------     UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS            INDICATED)
---------------------------------   ---------------------
Paul R. Aaron
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                               Korea
Yusuf A. Aliredha                         Bahrain
Dalinc Aribumu                           UK/Turkey
Philip S. Armstrong                          UK
John A. Ashdown                              UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Milton R. Berlinski                   The Netherlands
Philip R. Berlinski                     Belgium/USA
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Robert A. Berry                              UK
Elizabeth E. Beshel
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                         Germany
Oliver R. Bolitho                            UK
Johannes M. Boomars                   The Netherlands
Atanas Bostandjiev                           UK
Patrick T. Boyle                             UK
Stephen Branton-Speak                        UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Jason M. Brown                               UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                          China/Hong Kong
Richard M. Campbell-Breeden                  UK
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                     Hong Kong
R. Martin Chavez
Martin Cher                              Singapore
Andrew A. Chisholm                         Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Denis P. Coleman III
Laura C. Conigliaro
William J. Conley, Jr.
Thomas G. Connolly                      Ireland/USA
Kevin P. Connors                        Ireland/USA
Linnea K. Conrad
Karen R. Cook                                UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
James V. Covello
Jeffrey R. Currie
Matthew H. Cyzer                             UK
Michael D. Daffey                        Australia
John S. Daly                              Ireland
Stephen D. Daniel                          Canada
Diego De Giorgi                            Italy
Michael G. De Lathauwer                   Belgium
Francois-Xavier de Mallmann          France/Switzerland
Jean A. De Pourtales                     France/UK
Daniel L. Dees
Mark F. Dehnert
Martin R. Devenish                           UK
Alexander C. Dibelius                     Germany
Simon P. Dingemans                           UK
Joseph P. DiSabato
Albert F. Dombrowski
Katinka I. Domotorffy
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                             France
Glenn P. Earle                               UK
Kenneth M. Eberts III
Edward K. Eisler                          Austria
Jason H. Ekaireb                             UK
Kathleen G. Elsesser
Peter C. Enns                              Canada

                                           ITEM 6
                                         CITIZENSHIP
              ITEM 1                   (UNITED STATES
---------------------------------     UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS            INDICATED)
---------------------------------   ---------------------
L. Brooks Entwistle
James P. Esposito
Michael P. Esposito
J. Michael Evans                           Canada
Carl Faker                             France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                          Italy/USA
Wolfgang Fink                             Germany
Pierre-Henri Flamand                       France
Elisabeth Fontenelli
Silverio Foresi                            Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                              Israel
Matthew T. Fremont-Smith
Christopher G. French                        UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Gonzalo R. Garcia                          Chile
James R. Garman                              UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                   Ireland/ South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Paul Graves                                  UK
Michael J. Graziano
Stefan Green                             Australia
David J. Greenwald
Peter Gross
Celeste A. Guth
Edward G. Hadden                           Canada
Jonathan J. Hall                             UK
Rumiko Hasegawa                            Japan
Jan Hatzius                               Germany
Keith L. Hayes                               UK
David B. Heller
Bruce A. Heyman
Stephen P. Hickey
Martin Hintze                             Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Todd Hohman
Simon N. Holden                              UK
Margaret J. Holen
Philip Holzer                             Germany
James P. Houghton                            UK
Zu Liu Frederick Hu                        China
Paul J. Huchro
Alastair J. Hunt                           UK/USA
Edith A. Hunt
Phillip S. Hylander                          UK
Hidehiro Imatsu                            Japan
Timothy J. Ingrassia
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                           Ireland
Andrew J. Kaiser
Toshinobu Kasai                            Japan
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                        Greece
Larry M. Kellerman
Kevin W. Kennedy
Richard A. Kimball, Jr.
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                            Japan
Shigeki Kiritani                           Japan
Michael E. Koester
J. Christopher A. Kojima                   Canada
Eric S. Lane
Michiel P. Lap                        The Netherlands
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                           Australia
Ronald Lee
David A. Lehman
Tim Leissner                           Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Deborah R. Leone
Hughes B. Lepic                            France
Wai Man Kaven Leung                      Hong Kong

                                           ITEM 6
                                         CITIZENSHIP
              ITEM 1                   (UNITED STATES
---------------------------------     UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS            INDICATED)
---------------------------------   ---------------------
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Ryan D. Limaye
John S. Lindfors                          Finland
Anthony W. Ling                              UK
Hao Cheng Liu
Victor M. Lopez-Balboa
Antigone Loudiadis                       Greece/UK
Peter J. Lyon
Mark G. Machin                               UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                                 UK
Charles G. R. Manby                          UK
Simon I. Mansfield                           UK
David M. Marcinek
Serge Marquie                              France
Allan S. Marson                              UK
Alison J. Mass
Blake W. Mather
Kathy M. Matsui
George N. Mattson
John J. McCabe
Stephen J. McGuinness
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra
Bernard A. Mensah                            UK
Julian R. Metherell                          UK
Michael J. Millette
Milton R. Millman III
Christopher Milner                           UK
Christina P. Minnis
Masanori Mochida                           Japan
Timothy H. Moe
William C. Montgomery
J. Ronald Morgan III
Simon P. Morris                              UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                     UK
Donald R. Mullen
Takashi Murata                             Japan
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                        Germany/USA
Kenichi Nagasu                             Japan
Jeffrey P. Nedelman
Gavin G. O'Connor
L. Peter O'Hagan                         Canada/USA
Terence J. O'Neill                           UK
Timothy J. O'Neill
Peter C. Oppenheimer                         UK
Todd G. Owens
Fumiko Ozawa                               Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos              Greece
James R. Paradise                            UK
Sheila H. Patel
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Gilberto Pozzi                             Italy
Lora J. Price
Kevin A. Quinn
Jean Raby                                  Canada
Lorin P. Radtke
John J. Rafter                            Ireland
Dioscoro-Roy I. Ramos                   Philippines
Richard N. Ramsden                           UK
Charlotte P. Ransom                          UK
Krishna S. Rao                             India
Buckley T. Ratchford
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
Michael J. Richman
Michael Rimland
Luigi G. Rizzo                             Italy
John F. W. Rogers
Scott A. Romanoff
Eileen P. Rominger
Ivan Ross
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                            Australia
Katsunori Sago                             Japan
Ankur A. Sahu                              India
Guy E. Saidenberg                          France
Pablo J. Salame                           Ecuador

                                           ITEM 6
                                         CITIZENSHIP
              ITEM 1                   (UNITED STATES
---------------------------------     UNLESS OTHERWISE
    NAMES OF REPORTING PERSONS            INDICATED)
---------------------------------   ---------------------
Julian Salisbury                             UK
Muneer A. Satter
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                              UK
Rebecca M. Shaghalian
Devesh P. Shah                             India
Lisa M. Shalett
David G. Shell
Heather K. Shemilt                         Canada
Magid N. Shenouda                            UK
Michael S. Sherwood                          UK
Suhail A. Sikhtian
Gavin Simms                                  UK
Ravi Sinha                               India/USA
Edward M. Siskind
Jeffrey S. Sloan
Marshall Smith
Sarah E. Smith                               UK
David M. Solomon
Theodore T. Sotir
Marc A. Spilker
Christoph W. Stanger                      Austria
Esta E. Stecher
Laurence Stein                        South Africa/USA
John D. Storey                           Australia
Patrick M. Street                            UK
Steven H. Strongin
Ram K. Sundaram                            India
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                         Germany
Thomas D. Teles
Daisuke Toki                               Japan
Jeffrey M. Tomasi
Peter K. Tomozawa
Massimo Tononi                             Italy
David G. Torrible                        Canada/UK
Frederick Towfigh
Michael A. Troy
Donald J. Truesdale
Greg A. Tusar
Eiji Ueda                                  Japan
Kaysie P. Uniacke
Lucas van Praag                              UK
Ashok Varadhan
John J. Vaske
Andrea Vella                               Italy
Jeffrey L. Verschleiser
Robin A. Vince                               UK
David A. Viniar
Andrea A. Vittorelli                       Italy
Alejandro Vollbrechthausen                 Mexico
David H. Voon                          Hong Kong/USA
Casper W. Von Koskull                     Finland
John E. Waldron
Paul Walker
Theodore T. Wang                           China
Alasdair J. Warren                           UK
John S. Weinberg
Martin M. Werner                           Mexico
Matthew Westerman                            UK
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
John S. Willian
Andrew F. Wilson                        New Zealand
Dominic A. Wilson                            UK
Steve Windsor                                UK
Samuel J. Wisnia                           France
Martin Wiwen-Nilsson                       Sweden
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff
Neil J. Wright                               UK
Denise A. Wyllie                             UK
Shinichi Yokote                            Japan
W. Thomas York, Jr.
Wassim G. Younan                         Lebanon/UK
Paul M. Young
Paolo Zannoni                              Italy
Yoel Zaoui                                 France
Han Song Zhu                               China

REPORTING ENTITIES

               ITEM 1                                          ITEM 6              NAME OF ESTABLISHING
           NAME OF ENTITY              TYPE OF ENTITY   PLACE OF ORGANIZATION         COVERED PERSON
------------------------------------   --------------   ---------------------   ---------------------------
Anahue Limited                          Corporation            Jersey               Andrew A. Chisholm
Campbell-Breeden 2004 Settlement           Trust                 UK             Richard M. Campbell-Breeden
Devenish 2004 Settlement                   Trust                 UK                 Martin R. Devenish
Dingemans 2004 Settlement                  Trust                 UK                 Simon P. Dingemans
Drayton 2004 Settlement                    Trust                 UK                    Karen R. Cook
French 2004 Settlement                     Trust                 UK               Christopher G. French
Ling 2004 Settlement                       Trust                 UK                  Anthony W. Ling
Manby 2004 Settlement                      Trust                 UK                 Charles G.R. Manby
O'Neill 2004 Trust                         Trust                 UK                 Terence J. O'Neill
Ransom 2004 Settlement                     Trust                 UK                 Charlotte P. Ransom
RJG Holding Company                     Corporation        Cayman Islands            Richard J. Gnodde
Sherwood 2004 Settlement                   Trust                 UK                 Michael S. Sherwood
Westerman 2004 Settlement                  Trust                 UK                  Matthew Westerman
Zurrah Limited                          Corporation            Jersey                   Yoel Zaoui

      This Amendment No. 75 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 75 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

      Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

      The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding February 23, 2010.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004 and further amended and restated effective as of the close of business on January 22, 2010. References to the "board of directors" are to the board of directors of GS Inc.

      The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

      The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

      Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). The amendment and restatement of the Shareholders' Agreement that became effective on January 22, 2010 was primarily for the purpose of adding this 30% retention requirement with respect to the 2009 year-end equity awards. In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

      For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

      Each of Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar (each an "Executive") has executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

WAIVERS

      The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 4,118,391 shares of Common Stock are subject to the Transfer Restrictions as of February 23, 2010.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

      Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

      Certain Covered Persons have pledged in the aggregate 530,000 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT                              DESCRIPTION
-------     --------------------------------------------------------------------
   A.       Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the
            Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

   D.       Form of Counterpart to Shareholders' Agreement for non-U.S.
            corporations (incorporated by reference to Exhibit L to Amendment
            No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
            005-56295)).

   E.       Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
            (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   F.       Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

   G.       Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

   H.       Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

   I.       Amended and Restated Shareholders' Agreement, effective as of
            January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS
            Inc.'s Annual Report on Form 10-K for the fiscal year ended December
            31, 2009 (File No. 001-14965)).

   J.       Form of Letter Agreement, dated September 28, 2008, between certain
            Covered Persons and GS Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule 13D, filed October 1,
            2008 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR          BENEFICIAL
                                                                             VIOLATIONS OF        OWNERSHIP OF THE
                                                                            FEDERAL OR STATE    COMMON STOCK OF THE
                                                           PRESENT          LAWS WITHIN THE       GOLDMAN SACHS
     NAME         CITIZENSHIP    BUSINESS ADDRESS         EMPLOYMENT        LAST FIVE YEARS        GROUP, INC.
---------------  -------------  -------------------  --------------------  ------------------  ---------------------
Steven M.             USA       200 West Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10282                Group, Inc.                               of Common Stock.

Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)

      AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

      None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 20,200,938 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, which are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of February 23, 2010. Upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 30, 2009 and January 25, 2010, an aggregate of 3,887,357 shares of Common Stock were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares. On January 25, 2010, in accordance with an agreement entered into with the firm, designed to mitigate any potential firm liability to a foreign tax authority, certain Covered Persons permitted an aggregate of 72,981 of these shares to be sold through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange at a price of $156.3134 per share. In addition, on January 25, 2010, 9,069 Other Shares that were formerly held in escrow for the benefit of certain Covered Persons were delivered to Covered Persons and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Andrew A. Chisholm                 January 13, 2010             100                140.0000
Anahue Limited                     January 15, 2010          11,500                150.0000
Andrew A. Chisholm                 January 15, 2010           8,500                150.0000
Andrew A. Chisholm                 January 15, 2010          19,900                140.0000
C. Howard Wietschner               January 15, 2010             300                160.0000
C. Howard Wietschner               January 15, 2010             500                165.0000
Christopher A. Cole                January 15, 2010          10,000                130.0000
David C. Ryan                      January 15, 2010          11,400                165.0000
David J. Greenwald                 January 15, 2010             200                100.0000
Edward G. Hadden                   January 15, 2010           2,800                150.0000
Ivan Ross                          January 15, 2010             300                165.0000
Ivan Ross                          January 15, 2010             400                140.0000
Ivan Ross                          January 15, 2010             400                140.0000
Ivan Ross                          January 15, 2010             600                130.0000
Ivan Ross                          January 15, 2010             600                135.0000
Ivan Ross                          January 15, 2010             700                145.0000
Jack Levy                          January 15, 2010           8,800                115.0000
Jack Levy                          January 15, 2010          75,000                130.0000
Kenneth A. Pontarelli              January 15, 2010           4,100                125.0000
Larry M. Kellerman                 January 15, 2010           5,000                140.0000
Laura C. Conigliaro                January 15, 2010             200                100.0000
Michael J. Graziano                January 15, 2010           1,100                165.0000
Michael J. Graziano                January 15, 2010           1,200                160.0000
Michael J. Graziano                January 15, 2010           2,800                165.0000
Michael J. Graziano                January 15, 2010           4,000                150.0000
Peter C. Aberg                     January 15, 2010             800                125.0000
Scott A. Romanoff                  January 15, 2010           2,600                160.0000
Allan S. Marson                    January 22, 2010           1,000                158.5400
Arjun N. Murti                     January 22, 2010           2,500                155.6996
Daisuke Toki                       January 22, 2010             832                158.5400
Dean C. Backer                     January 22, 2010           5,000                154.1200
Michael D. Daffey                  January 22, 2010          20,000                153.5422
Philip Holzer                      January 22, 2010           6,420                155.8393
Puneet Malhi                       January 22, 2010              62                154.0100
Puneet Malhi                       January 22, 2010             100                154.0100

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Puneet Malhi                       January 22, 2010            100                154.0200
Puneet Malhi                       January 22, 2010            100                154.0200
Puneet Malhi                       January 22, 2010            200                154.0100
Puneet Malhi                       January 22, 2010            200                154.0100
Puneet Malhi                       January 22, 2010            400                154.0000
Puneet Malhi                       January 22, 2010            400                154.0000
Puneet Malhi                       January 22, 2010            400                154.0100
Terence J. O'Neill                 January 22, 2010         30,000                153.9443
Terence J. O'Neill                 January 22, 2010         40,000                155.4119
Alastair J. Hunt                   January 25, 2010          2,152                157.6563
Alison J. Mass                     January 25, 2010          8,895                156.5026
Allan S. Marson                    January 25, 2010          1,000                156.0000
Allan S. Marson                    January 25, 2010          1,500                156.0000
Ashok Varadhan                     January 25, 2010         26,311                157.0023
Bernard A. Mensah                  January 25, 2010          5,782                157.0603
Casper W. Von Koskull              January 25, 2010            600                156.0000
Christopher M. Barter              January 25, 2010          6,553                156.9190
Colin J. Corgan                    January 25, 2010         14,464                155.9346
Dalinc Ariburnu                    January 25, 2010          2,905                156.5352
Dalinc Ariburnu                    January 25, 2010          8,713                156.4846
David A. Lehman                    January 25, 2010          3,461                157.0012
David M. Ryan                      January 25, 2010          2,361                157.0000
David M. Ryan                      January 25, 2010          2,362                156.0000
David M. Solomon                   January 25, 2010         18,439                156.2984
Edward K. Eisler                   January 25, 2010          1,000                155.2000
Edward K. Eisler                   January 25, 2010          1,000                155.2300
Edward K. Eisler                   January 25, 2010          1,000                155.2500
Edward K. Eisler                   January 25, 2010          1,000                155.1000
Edward K. Eisler                   January 25, 2010          1,000                155.0650
Francois-Xavier de Mallmann        January 25, 2010          4,488                156.4004
Gavin Simms                        January 25, 2010          3,261                157.8758
Gilberto Pozzi                     January 25, 2010            747                156.0000
Gilberto Pozzi                     January 25, 2010          1,011                156.0000
Gonzalo R. Garcia                  January 25, 2010            834                156.0000
Gregg J. Felton                    January 25, 2010         40,450                156.7500
Hao-Cheng Liu                      January 25, 2010          2,543                156.0000
Heather K. Shemilt                 January 25, 2010          2,000                156.2655
Hughes B. Lepic                    January 25, 2010          5,815                157.2977
Isabelle Ealet                     January 25, 2010          2,000                156.6150
Isabelle Ealet                     January 25, 2010          2,000                157.4105
Isabelle Ealet                     January 25, 2010          2,000                156.1490
Jason G. Cahilly                   January 25, 2010          1,190                157.0349
Jeffrey M. Tomasi                  January 25, 2010          2,000                157.0000
Johannes M. Boomaars               January 25, 2010             75                156.9200
Johannes M. Boomaars               January 25, 2010          1,936                157.0488
John A. Mahoney                    January 25, 2010          2,000                156.8625
John J. Vaske                      January 25, 2010          3,000                156.8410
John S. Daly                       January 25, 2010          3,000                155.2617
John S. Willian                    January 25, 2010          5,000                156.1549
Jonathan A. Beinner                January 25, 2010          8,073                154.7542
Kenichi Nagasu                     January 25, 2010            906                156.0000
Kevin P. Connors                   January 25, 2010          3,337                156.4618
Marc O. Nachmann                   January 25, 2010          2,500                155.6872
Mark E. Agne                       January 25, 2010         15,493                154.6827

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Michael A. Troy                    January 25, 2010          4,164                155.8742
Michael D. Daffey                  January 25, 2010         17,494                157.0220
Michael J. Richman                 January 25, 2010          1,177                155.1002
Michiel P. Lap                     January 25, 2010          1,897                156.0000
Neil J. Wright                     January 25, 2010          4,101                156.0000
Paul J. Huchro                     January 25, 2010          6,233                156.3232
Philip R. Berlinski                January 25, 2010          3,332                156.2899
Raanan A. Agus                     January 25, 2010         10,395                157.0232
Stacy Bash-Polley                  January 25, 2010          2,500                157.7506
Stephen J. McGuinness              January 25, 2010         10,300                156.2116
Steven M. Barry                    January 25, 2010          5,500                155.9692
Steven M. Bunson                   January 25, 2010          2,179                156.2974
Thomas D. Teles                    January 25, 2010          4,426                155.7182
Todd W. Leland                     January 25, 2010          4,016                157.1599
Toshinobu Kasai                    January 25, 2010          3,000                156.0000
Atanas  .Bostandjiev               January 26, 2010            330                155.2500
Daniel L. Dees                     January 26, 2010          7,820                154.4510
Eiji Ueda                          January 26, 2010          3,000                155.2500
Eileen P. Rominger                 January 26, 2010          5,000                152.9565
Gary B. Schermerhorn               January 26, 2010          8,770                153.8535
James R. Paradise                  January 26, 2010            500                154.5280
James R. Paradise                  January 26, 2010            500                153.0600
James R. Paradise                  January 26, 2010            500                154.5000
James R. Paradise                  January 26, 2010            500                153.7880
James R. Paradise                  January 26, 2010          1,000                151.7780
James R. Paradise                  January 26, 2010          2,000                151.1580
Jeffrey B. Goldenberg              January 26, 2010            100                154.3500
Jeffrey B. Goldenberg              January 26, 2010            100                154.3500
Marc O. Nachmann                   January 26, 2010          2,000                154.5500
Morgan C. Sze                      January 26, 2010          5,609                151.7000
R. Martin Chavez                   January 26, 2010          4,800                155.3117
Ram K. Sundaram                    January 26, 2010          1,500                151.6400
Robert A. McTamaney                January 26, 2010          1,600                153.9031
Yusuf A. Alireza                   January 26, 2010          1,208                155.0436
Yusuf A. Alireza                   January 26, 2010          1,875                155.2500
Eileen P. Rominger                 January 27, 2010          6,054                150.5426
James R. Paradise                  January 27, 2010            500                152.0000
James R. Paradise                  January 27, 2010            500                151.3220
James R. Paradise                  January 27, 2010            500                150.9960
James R. Paradise                  January 27, 2010            500                150.9160
James R. Paradise                  January 27, 2010            500                149.9480
James R. Paradise                  January 27, 2010            500                149.2420
James R. Paradise                  January 27, 2010            969                150.8847
Jeffrey M. Tomasi                  January 27, 2010          1,000                150.3230
Kathy M. Matsui                    January 27, 2010          5,000                150.7500
Marc O. Nachmann                   January 27, 2010            313                151.5611
Paul D. Scialla                    January 27, 2010          3,263                150.6940
Peter C. Oppenheimer               January 27, 2010          1,000                150.1710
Peter E. Scialla                   January 27, 2010          1,500                149.7846
Robert A. McTamaney                January 27, 2010          6,100                151.6687
Susan A. Willetts                  January 27, 2010          7,000                150.2121
Gavin G. O'Connor                  January 28, 2010            750                152.4507
Jeffrey M. Tomasi                  January 28, 2010            836                153.7033
Kenichi Nagasu                     January 28, 2010          1,000                154.8300

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Sanjeev K. Mehra                   January 28, 2010         20,000                153.8519
Stephen Branton-Speak              January 28, 2010             32                154.8300
Stephen Branton-Speak              January 28, 2010          6,936                154.8300
E. Gerald Corrigan                 January 29, 2010         10,000                152.1576
Frances R. Bermanzohn              January 29, 2010         12,571                153.6420
Katinka I. Domotorffy              January 29, 2010            900                151.0556
Phillip S. Hylander                January 29, 2010         11,982                152.5168
Atanas  .Bostandjiev               February 1, 2010          2,000                153.2285
Brian T. Levine                    February 1, 2010             84                154.8300
Brian T. Levine                    February 1, 2010            200                154.8300
Brian T. Levine                    February 1, 2010            500                154.8300
David J. Greenwald                 February 1, 2010          2,000                153.0370
Gerald J. Cardinale                February 1, 2010          1,065                153.0200
James A. McNamara                  February 1, 2010          2,200                150.5532
Jeffrey A. Resnick                 February 1, 2010            100                154.8100
Jeffrey A. Resnick                 February 1, 2010            100                154.8100
Jeffrey A. Resnick                 February 1, 2010            100                154.8100
Jeffrey A. Resnick                 February 1, 2010            100                154.8200
Jeffrey A. Resnick                 February 1, 2010            100                154.8000
Jeffrey A. Resnick                 February 1, 2010            100                154.8100
Jeffrey A. Resnick                 February 1, 2010            200                154.8100
Jeffrey A. Resnick                 February 1, 2010            200                154.7900
Jeffrey A. Resnick                 February 1, 2010            400                154.8000
John A. Mahoney                    February 1, 2010          4,000                153.8045
Katinka I. Domotorffy              February 1, 2010            900                153.3128
Leslie A. Biddle                   February 1, 2010          6,777                153.3340
Margaret J. Holen                  February 1, 2010          1,500                153.5147
Michael A. Troy                    February 1, 2010          4,302                153.1103
Michael J. Millette                February 1, 2010          1,325                153.3208
Michael P. Esposito                February 1, 2010          9,208                155.0788
Nicholas F. Burgin                 February 1, 2010          1,000                155.0000
Paula B. Madoff                    February 1, 2010          1,000                153.2440
Peter C. Oppenheimer               February 1, 2010            914                155.0000
Stephen P. Hickey                  February 1, 2010          4,000                153.4948
Theodore T. Wang                   February 1, 2010            100                153.0200
Theodore T. Wang                   February 1, 2010            100                153.0200
Theodore T. Wang                   February 1, 2010            100                153.0200
Theodore T. Wang                   February 1, 2010            200                153.0000
Theodore T. Wang                   February 1, 2010            500                153.0000
Theodore T. Wang                   February 1, 2010          3,000                153.0200
Brian T. Levine                    February 2, 2010            200                155.7400
Brian T. Levine                    February 2, 2010            400                155.7400
Brian T. Levine                    February 2, 2010            400                155.7400
Brian T. Levine                    February 2, 2010            500                157.4600
Brian T. Levine                    February 2, 2010          1,000                156.9300
Eric S. Lane                       February 2, 2010            901                155.0189
Gerald J. Cardinale                February 2, 2010          1,532                156.3473
Jeffrey A. Resnick                 February 2, 2010            100                157.3400
Jeffrey A. Resnick                 February 2, 2010            100                157.3600
Jeffrey A. Resnick                 February 2, 2010            100                157.3400
Jeffrey A. Resnick                 February 2, 2010            100                157.3700
Jeffrey A. Resnick                 February 2, 2010            100                157.3000
Jeffrey A. Resnick                 February 2, 2010            100                157.3500
Jeffrey A. Resnick                 February 2, 2010            100                157.3600

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Jeffrey A. Resnick                 February 2, 2010            200               157.3400
Jeffrey A. Resnick                 February 2, 2010            300               157.3200
Jeffrey A. Resnick                 February 2, 2010            300               157.3600
Jeffrey A. Resnick                 February 2, 2010            400               157.3100
Jeffrey A. Resnick                 February 2, 2010            600               157.3300
Katinka I. Domotorffy              February 2, 2010            900               155.7461
Marc O. Nachmann                   February 2, 2010            318               155.0000
Nicholas F. Burgin                 February 2, 2010          1,000               156.5000
Paula B. Madoff                    February 2, 2010            500               157.2940
Peter A. Seccia                    February 2, 2010          4,836               156.7411
Robert A. McTamaney                February 2, 2010         16,472               154.2913
Stacy Bash-Polley                  February 2, 2010          1,000               155.7900
Theodore T. Wang                   February 2, 2010             16               155.0000
Theodore T. Wang                   February 2, 2010          2,900               155.0000
Alasdair J. Warren                 February 3, 2010          1,500               158.8693
Brian T. Levine                    February 3, 2010            100               159.7000
Brian T. Levine                    February 3, 2010            200               159.7000
Brian T. Levine                    February 3, 2010            300               159.7000
Brian T. Levine                    February 3, 2010            400               159.7000
Brian T. Levine                    February 3, 2010            500               159.7400
Brian T. Levine                    February 3, 2010          1,000               159.6600
Eiji Ueda                          February 3, 2010          3,000               159.4000
Eric S. Lane                       February 3, 2010          1,000               158.1850
Frank L. Coulson Jr.               February 3, 2010          1,000               158.6600
Gary T. Giglio                     February 3, 2010            720               158.9200
Gerald J. Cardinale                February 3, 2010          1,000               159.0000
Isabelle Ealet                     February 3, 2010          2,000               159.6955
Isabelle Ealet                     February 3, 2010          2,000               159.1810
Isabelle Ealet                     February 3, 2010          2,000               159.0000
Ivan Ross                          February 3, 2010            300               158.5633
J.Ronald Morgan III                February 3, 2010          1,810               159.1941
James B. Clark                     February 3, 2010          5,475               159.5384
Jeffrey A. Resnick                 February 3, 2010          2,500               159.0000
John A. Mahoney                    February 3, 2010          3,000               157.7303
John J. Vaske                      February 3, 2010          2,500               158.0156
John S. Willian                    February 3, 2010          3,000               158.1040
Katinka I. Domotorffy              February 3, 2010            846               158.3220
Katsunori Sago                     February 3, 2010          1,953               158.0000
Krishna S. Rao                     February 3, 2010          3,000               158.0000
Margaret J. Holen                  February 3, 2010          1,500               159.3453
Nicholas F. Burgin                 February 3, 2010          2,000               158.0000
Peter E. Scialla                   February 3, 2010             15               159.0150
Peter E. Scialla                   February 3, 2010            100               159.0500
Peter E. Scialla                   February 3, 2010            100               159.0600
Peter E. Scialla                   February 3, 2010            100               159.0600
Peter E. Scialla                   February 3, 2010            100               159.0900
Peter E. Scialla                   February 3, 2010            100               159.1200
Peter E. Scialla                   February 3, 2010            100               159.0500
Peter E. Scialla                   February 3, 2010            200               159.0500
Peter E. Scialla                   February 3, 2010            200               159.0100
Peter E. Scialla                   February 3, 2010            200               159.0100
Peter E. Scialla                   February 3, 2010            300               159.0600
Samuel J. Wisnia                   February 3, 2010          1,106               158.1016
Samuel J. Wisnia                   February 3, 2010          3,208               158.2102

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Susan J. Scher                     February 3, 2010          2,259                159.2322
William J. Conley Jr               February 3, 2010          2,000                159.3750
Dean C. Backer                     February 4, 2010         10,000                151.6213
Jonathan J. Hall                   February 4, 2010          3,300                154.0089
Laurence Stein                     February 4, 2010            650                152.5923
Glenn P. Earle                     February 5, 2010          7,435                149.9370
Morgan C. Sze                      February 5, 2010          5,608                151.5353
Pierre-Henri Flamand               February 5, 2010         12,000                150.2872
R. Martin Chavez                   February 5, 2010          2,489                153.4399
Greg A. Tusar                      February 8, 2010          1,445                153.9296
Jeffrey A. Resnick                 February 8, 2010             25                154.5000
Jeffrey A. Resnick                 February 8, 2010             40                154.5000
Jeffrey A. Resnick                 February 8, 2010             50                154.5000
Jeffrey A. Resnick                 February 8, 2010             79                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            100                154.5000
Jeffrey A. Resnick                 February 8, 2010            206                154.5000
Jonathan J. Hall                   February 8, 2010          2,500                154.0000
Ram K. Sundaram                    February 8, 2010             97                153.9500
Ram K. Sundaram                    February 8, 2010          1,900                153.9500
Stephen P. Hickey                  February 8, 2010          3,000                152.5007
Blake W. Mather                    February 10, 2010            24                153.0000
Blake W. Mather                    February 10, 2010            95                153.0400
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0600
Blake W. Mather                    February 10, 2010           100                153.0300
Blake W. Mather                    February 10, 2010           100                153.0300
Blake W. Mather                    February 10, 2010           100                153.0300
Blake W. Mather                    February 10, 2010           100                153.0400
Blake W. Mather                    February 10, 2010           100                153.0400
Blake W. Mather                    February 10, 2010           100                153.0400

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Blake W. Mather                    February 10, 2010          100                153.0400
Blake W. Mather                    February 10, 2010          100                153.0500
Blake W. Mather                    February 10, 2010          100                153.1200
Blake W. Mather                    February 10, 2010          100                153.0100
Blake W. Mather                    February 10, 2010          100                153.0100
Blake W. Mather                    February 10, 2010          100                153.0200
Blake W. Mather                    February 10, 2010          100                153.0600
Blake W. Mather                    February 10, 2010          100                153.0600
Blake W. Mather                    February 10, 2010          100                153.0900
Blake W. Mather                    February 10, 2010          100                153.0700
Blake W. Mather                    February 10, 2010          100                153.0700
Blake W. Mather                    February 10, 2010          100                153.0100
Blake W. Mather                    February 10, 2010          100                153.0200
Blake W. Mather                    February 10, 2010          100                153.0500
Blake W. Mather                    February 10, 2010          100                153.0400
Blake W. Mather                    February 10, 2010          100                153.0600
Blake W. Mather                    February 10, 2010          200                153.0300
Blake W. Mather                    February 10, 2010          200                153.0500
Blake W. Mather                    February 10, 2010          600                153.0000
Pierre-Henri Flamand               February 10, 2010       10,934                154.7796
Puneet Malhi                       February 10, 2010          200                154.5300
Puneet Malhi                       February 10, 2010          400                154.5300
Puneet Malhi                       February 10, 2010          400                154.5300
Sheila H. Patel                    February 10, 2010        1,000                154.6070
William J. Conley Jr               February 10, 2010        2,111                154.2502
Gary T. Giglio                     February 11, 2010        2,166                153.8994
Glenn P. Earle                     February 11, 2010          973                154.4672
Kaysie P. Uniacke                  February 11, 2010        3,784                152.8224
Puneet Malhi                       February 11, 2010           36                154.2400
Puneet Malhi                       February 11, 2010          100                154.2800
Puneet Malhi                       February 11, 2010          100                154.2900
Puneet Malhi                       February 11, 2010          100                154.3100
Puneet Malhi                       February 11, 2010          100                154.3300
Puneet Malhi                       February 11, 2010          100                154.3400
Puneet Malhi                       February 11, 2010          100                154.3400
Puneet Malhi                       February 11, 2010          100                154.3600
Puneet Malhi                       February 11, 2010          100                154.3600
Puneet Malhi                       February 11, 2010          100                154.3700
Puneet Malhi                       February 11, 2010          100                154.3600
Puneet Malhi                       February 11, 2010          100                154.3700
Puneet Malhi                       February 11, 2010          200                154.3300
Puneet Malhi                       February 11, 2010          400                154.3700
R. Martin Chavez                   February 11, 2010        2,489                154.1212
William C. Montgomery              February 11, 2010        2,500                152.6928
Laurence Stein                     February 12, 2010          647                153.0029
Puneet Malhi                       February 12, 2010           42                154.3700
Puneet Malhi                       February 12, 2010           58                154.3800
Puneet Malhi                       February 12, 2010          100                154.3900
Puneet Malhi                       February 12, 2010          100                154.3900
Puneet Malhi                       February 12, 2010          100                154.3900
Puneet Malhi                       February 12, 2010          100                154.3900
Puneet Malhi                       February 12, 2010          100                154.3300
Puneet Malhi                       February 12, 2010          100                154.3100
Puneet Malhi                       February 12, 2010          100                154.3200

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Puneet Malhi                       February 12, 2010           200              154.3100
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6775
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.7000
Ram K. Sundaram                    February 12, 2010           100              152.6900
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6900
Ram K. Sundaram                    February 12, 2010           100              152.6800
Ram K. Sundaram                    February 12, 2010           100              152.6700
Ram K. Sundaram                    February 12, 2010           100              152.6775
Ram K. Sundaram                    February 12, 2010           200              152.6700
Ram K. Sundaram                    February 12, 2010           200              152.6700
Ram K. Sundaram                    February 12, 2010           800              152.6700
Steven M. Feldman                  February 12, 2010         1,870              152.9107
Thomas G. Connolly                 February 12, 2010         7,781              151.4927
Atanas  .Bostandjiev               February 16, 2010           605              155.8917
Atanas  .Bostandjiev               February 16, 2010           960              155.8625
David B. Philip                    February 16, 2010         5,000              157.0712
Edward K. Eisler                   February 16, 2010         1,000              156.0000
Edward K. Eisler                   February 16, 2010         1,000              156.5000
Edward K. Eisler                   February 16, 2010         1,000              157.0000
Edward K. Eisler                   February 16, 2010         1,000              157.5000
Elizabeth E. Beshel                February 16, 2010         2,000              154.6215
Ellen R. Porges                    February 16, 2010         3,436              157.0003
Eric S. Lane                       February 16, 2010         2,500              157.5132
Gerald J. Cardinale                February 16, 2010         1,730              156.2538
Jane P. Chwick                     February 16, 2010         2,000              155.2440
John E. Waldron                    February 16, 2010         2,000              156.7438
Jon A. Woodruff                    February 16, 2010         1,700              157.5000
Neil J. Wright                     February 16, 2010           342              155.1600
Nicholas F. Burgin                 February 16, 2010         2,000              156.0000
Puneet Malhi                       February 16, 2010            50              155.7100
Puneet Malhi                       February 16, 2010            50              156.7400
Puneet Malhi                       February 16, 2010           100              155.6600
Puneet Malhi                       February 16, 2010           100              155.6600
Puneet Malhi                       February 16, 2010           100              155.7000
Puneet Malhi                       February 16, 2010           100              155.7100
Puneet Malhi                       February 16, 2010           100              156.9300
Puneet Malhi                       February 16, 2010           100              156.9300
Puneet Malhi                       February 16, 2010           100              156.7400
Puneet Malhi                       February 16, 2010           100              156.7400
Puneet Malhi                       February 16, 2010           100              156.7300
Puneet Malhi                       February 16, 2010           300              155.7100
Shigeki Kiritani                   February 16, 2010        20,000              155.1500
Simon P. Morris                    February 16, 2010         1,000              157.0000
Stephen D. Daniel                  February 16, 2010         6,000              156.8815
Steven M. Feldman                  February 16, 2010           832              156.1323
William L. Jacob III               February 16, 2010           700              156.5214
Edward K. Eisler                   February 17, 2010         1,000              158.0200
Francois-Xavier de Mallmann        February 17, 2010           736              157.0800

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
James V. Covello                   February 17, 2010        5,602               156.5000
Jeffrey L. Verschleiser            February 17, 2010        3,710               157.6942
Kevin S. Gasvoda                   February 17, 2010           30               157.9000
Matthew C. Westerman               February 17, 2010        7,000               157.4231
Matthew H. Cyzer                   February 17, 2010        2,000               157.2910
Paul M. Young                      February 17, 2010        4,000               157.2088
Paul Walker                        February 17, 2010           32               156.5100
Paul Walker                        February 17, 2010          100               156.4700
Paul Walker                        February 17, 2010          100               156.4900
Paul Walker                        February 17, 2010          100               156.5100
Paul Walker                        February 17, 2010          168               156.5300
Paul Walker                        February 17, 2010          200               156.5300
Paul Walker                        February 17, 2010          300               156.4700
Peter C. Oppenheimer               February 17, 2010        1,000               157.2020
Puneet Malhi                       February 17, 2010          200               157.6000
Puneet Malhi                       February 17, 2010          300               157.5700
Steven M. Feldman                  February 17, 2010          832               157.1194
William L. Jacob III               February 17, 2010          700               157.1986
Denise A. Wyllie                   February 18, 2010        3,916               155.6100
Isabelle Ealet                     February 18, 2010        2,000               155.9000
Isabelle Ealet                     February 18, 2010        2,000               155.6545
Kenneth M. Eberts III              February 18, 2010        4,000               155.3818
Kevin A. Quinn                     February 18, 2010        2,367               155.7359
Steven M. Feldman                  February 18, 2010          832               155.7198
William L. Jacob III               February 18, 2010          700               155.5086
Isabelle Ealet                     February 19, 2010        2,000               155.4400
Isabelle Ealet                     February 19, 2010        2,000               156.0000
Isabelle Ealet                     February 19, 2010        2,000               155.9345
Isabelle Ealet                     February 19, 2010        2,000               156.5060
Isabelle Ealet                     February 19, 2010        2,000               156.5875
James R. Paradise                  February 19, 2010        1,782               154.5000
Paul M. Young                      February 19, 2010        2,000               156.9395
Paul Walker                        February 19, 2010          100               155.3600
Paul Walker                        February 19, 2010          300               155.3700
Paul Walker                        February 19, 2010          600               155.3600
Peter C. Oppenheimer               February 19, 2010        4,000               154.5000
Puneet Malhi                       February 19, 2010          100               156.3700
Puneet Malhi                       February 19, 2010          100               156.3600
Puneet Malhi                       February 19, 2010          200               156.3600
Puneet Malhi                       February 19, 2010          300               156.3500
Puneet Malhi                       February 19, 2010          400               156.3500
Puneet Malhi                       February 19, 2010          400               156.3600
Sheila H. Patel                    February 19, 2010        1,000               156.3720
Steve M. Scopellite                February 19, 2010        5,000               156.4992
Steven M. Feldman                  February 19, 2010          832               155.8375
William L. Jacob III               February 19, 2010          700               155.7586
Christopher G. French              February 22, 2010       11,821               156.4797
H. John Gilbertson Jr              February 22, 2010        9,255               156.5000
Isabelle Ealet                     February 22, 2010        2,000               157.0000
James C. Katzman                   February 22, 2010        4,744               156.1779
Jonathan A. Beinner                February 22, 2010        6,545               156.5015
Karen R. Cook                      February 22, 2010       20,000               157.5131
Konstantinos N. Pantazopoulos      February 22, 2010        4,102               157.5085
Konstantinos N. Pantazopoulos      February 22, 2010        9,714               157.5000

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Neil J. Wright                     February 22, 2010        2,658               156.7794
Nicholas F. Burgin                 February 22, 2010        1,353               157.0004
Patrick T. Boyle                   February 22, 2010        3,215               156.5336
Paul M. Young                      February 22, 2010        2,439               157.5796
Paula B. Madoff                    February 22, 2010          250               156.2700
Peter C. Oppenheimer               February 22, 2010        1,000               156.0810
Peter K. Tomozawa                  February 22, 2010          100               156.5000
Peter K. Tomozawa                  February 22, 2010          100               156.5000
Peter K. Tomozawa                  February 22, 2010          100               156.5000
Peter K. Tomozawa                  February 22, 2010          200               156.5000
Peter K. Tomozawa                  February 22, 2010          200               156.5000
Peter K. Tomozawa                  February 22, 2010          300               156.5000
Peter K. Tomozawa                  February 22, 2010          400               156.7500
Peter K. Tomozawa                  February 22, 2010          500               157.0000
Peter K. Tomozawa                  February 22, 2010          500               157.0000
Peter K. Tomozawa                  February 22, 2010          600               156.7500
Serge Marquie                      February 22, 2010        7,000               156.1998
Stacy Bash-Polley                  February 22, 2010        2,000               157.0800
Steven M. Feldman                  February 22, 2010          832               156.7190
Todd Hohman                        February 22, 2010       12,374               156.7680
William C. Montgomery              February 22, 2010        2,500               156.7688
William L. Jacob III               February 22, 2010          700               156.8036
Alexander C. Dibelius              February 23, 2010        8,300               158.9843
Anne F. Brennan                    February 23, 2010        1,556               158.4656
Carl Faker                         February 23, 2010        1,404               157.5500
Carl Faker                         February 23, 2010        3,989               157.5040
Christopher A. Cole                February 23, 2010        2,500               156.4072
Christopher Milner                 February 23, 2010        4,236               160.0000
Edward K. Eisler                   February 23, 2010        2,000               159.0000
Edward K. Eisler                   February 23, 2010        2,000               158.5000
Edward K. Eisler                   February 23, 2010        2,000               159.5000
Edward K. Eisler                   February 23, 2010        2,000               160.0000
Elisabeth Fontenelli               February 23, 2010        1,637               157.7500
Eric S. Lane                       February 23, 2010        1,500               158.0302
Gavin G. O'Connor                  February 23, 2010          750               160.0000
Isabelle Ealet                     February 23, 2010        2,000               158.7260
Ivan Ross                          February 23, 2010          300               159.0800
J.Ronald Morgan III                February 23, 2010        1,809               159.3900
Jean Raby                          February 23, 2010          500               158.8100
Jean Raby                          February 23, 2010          500               158.7500
Jean Raby                          February 23, 2010        1,500               159.0667
John A. Ashdown                    February 23, 2010        1,545               156.8300
John S. Daly                       February 23, 2010        3,000               158.9990
John W. McMahon                    February 23, 2010        6,000               159.1868
Kathy M. Matsui                    February 23, 2010        4,000               160.0000
Lora J. Robertson                  February 23, 2010          100               158.2100
Lora J. Robertson                  February 23, 2010          100               158.2100
Lora J. Robertson                  February 23, 2010          100               158.2300
Lora J. Robertson                  February 23, 2010          100               158.2100
Lora J. Robertson                  February 23, 2010          200               158.2100
Lora J. Robertson                  February 23, 2010          200               158.2000
Lora J. Robertson                  February 23, 2010          200               158.2100
Matthew H. Cyzer                   February 23, 2010        2,414               158.8299
Nicholas F. Burgin                 February 23, 2010        1,500               159.9500

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Nicholas F. Burgin                 February 23, 2010         2,000              158.5000
Paul M. Young                      February 23, 2010         2,000              158.5260
Paul Walker                        February 23, 2010         1,000              159.1020
Paula B. Madoff                    February 23, 2010           500              159.4280
Peter C. Oppenheimer               February 23, 2010           758              158.0000
Peter C. Oppenheimer               February 23, 2010         1,000              160.0000
Puneet Malhi                       February 23, 2010           100              158.4700
Puneet Malhi                       February 23, 2010           100              158.2000
Puneet Malhi                       February 23, 2010           100              158.2900
Puneet Malhi                       February 23, 2010           100              158.2800
Puneet Malhi                       February 23, 2010           100              158.2800
Puneet Malhi                       February 23, 2010           200              158.2800
Puneet Malhi                       February 23, 2010           400              158.4700
Puneet Malhi                       February 23, 2010           400              158.2000
Puneet Malhi                       February 23, 2010           500              158.4800
Puneet Malhi                       February 23, 2010           500              158.2000
Ram K. Sundaram                    February 23, 2010         1,000              156.8300
Rebecca M. Shaghalian              February 23, 2010         1,250              158.8544
Samuel J. Wisnia                   February 23, 2010         1,105              159.9431
Samuel J. Wisnia                   February 23, 2010         3,209              160.1655
Sheila H. Patel                    February 23, 2010           906              157.0857
Simon Dingemans                    February 23, 2010        17,000              156.8300
Simon N. Holden                    February 23, 2010        23,831              156.7653
Simon P. Morris                    February 23, 2010         7,807              157.4109
Stacy Bash-Polley                  February 23, 2010         2,000              159.0000
Stephen D. Daniel                  February 23, 2010         2,842              157.0319
Stephen M. Scherr                  February 23, 2010         9,600              160.0000
Steven M. Feldman                  February 23, 2010           832              157.6903
Timothy M. Kingston                February 23, 2010         6,574              159.7500
William L. Jacob III               February 23, 2010         2,873              158.9045

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery from counterparties upon settlement of derivative transactions:

COVERED PERSON                        TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
--------------------------------   -----------------   ----------------   ----------------------
Milton R. Berlinski                January 15, 2010         50,000              120.0000
Jeffrey B. Goldenberg              January 22, 2010            100              155.5000
Jeffrey B. Goldenberg              January 22, 2010            100              155.5000
Edward K. Eisler                   January 25, 2010          1,000              155.3310
Edward K. Eisler                   January 25, 2010          1,000              155.0000
Edward K. Eisler                   January 25, 2010          1,000              155.1520
Edward K. Eisler                   January 25, 2010          1,000              155.2230
Edward K. Eisler                   January 25, 2010          1,000              155.3390
Yusuf A. Alireza                   January 26, 2010          3,083              155.4638
Stephen J. McGuinness              February 8, 2010          2,951              153.5500
Glenn P. Earle                     February 11, 2010           973              154.4059

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons or through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON          TRADE DATE       NUMBER OF SHARES      PRICE PER SHARE (IN $)
-------------------  -----------------   ----------------      ----------------------
David G. Shell       January 25, 2010          3,708                    155.3427
Jeffrey P. Nedelman  January 25, 2010          3,000                    156.9738
Jeffrey P. Nedelman  January 27, 2010          3,006                    150.6574
Joseph P. DiSabato   February 1, 2010          1,000                    153.5935
Ryan D. Limaye       February 2, 2010          2,000                    155.3498
Jon A. Woodruff      February 10, 2010         1,700                    155.0000
Joseph P. DiSabato   February 10, 2010         1,000                    154.5110
Joseph P. DiSabato   February 16, 2010         1,000                    157.2380
Ryan D. Limaye       February 22, 2010         3,000                    157.2493
Jon A. Woodruff      February 23, 2010         1,487                    160.0000
Ryan D. Limaye       February 23, 2010         1,165                    158.0000

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                 NUMBER     STRIKE      SALES      NUMBER       NUMBER
                                                   OF        PRICE      PRICE    OF SHARES     OF SHARES
     COVERED PERSON          DATE OF EXERCISE    OPTIONS     (IN $)      (IN $)     SOLD        RETAINED
-------------------------   ------------------   -------    -------    --------  ----------    ---------
David G. Shell              January 22, 2010       4,395      78.87    155.5489       4,395            0
David G. Shell              January 22, 2010       5,262     82.875    155.5777       5,262            0
David G. Shell              January 22, 2010       6,636      91.61    155.5779       6,636            0
Allan S. Marson*            January 25, 2010       2,000      78.78    156.4000           0        2,000
Christoph W. Stanger        January 25, 2010         633      78.87    157.0000         633            0
Michael A. Troy*            January 25, 2010       1,755      78.78    156.4000           0        1,755
Michael A. Troy*            January 25, 2010       2,741      78.78    156.4000           0        2,741
Puneet Malhi                January 25, 2010       1,000      78.87    157.0500       1,000            0
Stephen J. McGuinness       January 25, 2010      14,694     82.875    156.3104      14,694            0
Stephen J. McGuinness       January 25, 2010      36,264      78.87    156.3112      36,264            0
Puneet Malhi                February 2, 2010       1,000      78.87    155.9800       1,000            0
Puneet Malhi                February 2, 2010       1,997      96.08    156.1022       1,997            0
Esta E. Stecher             February 8, 2010       9,191      78.87    152.7000       9,191            0
Esta E. Stecher             February 8, 2010      10,429      91.61    152.7100      10,429            0
Esta E. Stecher             February 8, 2010      11,445     82.875    152.6500      11,445            0
Pablo J. Salame*            February 8, 2010      33,189      78.78    152.7100           0       33,189
Stephen J. McGuinness       February 8, 2010      50,146      91.61    153.1100      50,146            0
Puneet Malhi                February 9, 2010       2,000      96.08    151.7000       2,000            0
Puneet Malhi                February 9, 2010       2,000      96.08    151.8700       2,000            0
John A. Ashdown             February 10, 2010      4,000     82.875    154.7700       4,000            0
Puneet Malhi*               February 10, 2010      2,214      78.78    153.6000           0        2,214
David J. Greenwald          February 11, 2010        500     82.875    153.8700         500            0
James R. Paradise*          February 11, 2010      1,782      78.78    153.7900           0        1,782
Jeffrey M. Tomasi*          February 11, 2010         61      78.78    153.7900           0           61
Peter C. Oppenheimer*       February 11, 2010      5,758      78.78    153.7900           0        5,758
John A. Ashdown             February 12, 2010      3,869     82.875    153.2700       3,869            0
Jean Raby                   February 16, 2010        600     82.875    156.8500         600            0
Lucas van Praag             February 16, 2010      2,148     82.875    155.0000       2,148            0
Lucas van Praag             February 16, 2010      3,237      78.87    155.0000       3,237            0
Lucas van Praag             February 16, 2010      4,603      91.61    155.0000       4,603            0

                                                 NUMBER     STRIKE      SALES      NUMBER       NUMBER
                                                   OF        PRICE      PRICE    OF SHARES     OF SHARES
     COVERED PERSON          DATE OF EXERCISE    OPTIONS     (IN $)     (IN $)      SOLD        RETAINED
-------------------------   ------------------   -------    -------    --------  ----------    ---------
Pierre-Henri Flamand*       February 17, 2010      1,755      78.78    157.0000           0        1,755
Pierre-Henri Flamand*       February 17, 2010      2,741      78.78    157.0000           0        2,741
Jonathan A. Beinner*        February 18, 2010      6,545      78.78    155.7400           0        6,545
David J. Greenwald          February 19, 2010        500     82.875    156.5600         500            0
Charles Manby*              February 22, 2010     10,000      78.78    157.0000           0       10,000
Christopher G. French*      February 22, 2010     14,219      78.78    157.0000           0       14,219
Christopher G. French*      February 22, 2010     20,737      78.78    157.0000           0       20,737
John A. Ashdown*            February 22, 2010      1,545      78.78    157.0000           0        1,545
Julian Salisbury*           February 22, 2010         76      78.78    157.0000           0           76
Julian Salisbury*           February 22, 2010        971      78.78    157.0000           0          971
Abby Joseph Cohen           February 23, 2010      1,000     82.875    158.9000       1,000            0
Abby Joseph Cohen           February 23, 2010      1,000     82.875    159.9000       1,000            0
Abby Joseph Cohen           February 23, 2010      1,000     82.875    157.9000       1,000            0
Charlotte P. Ransom*        February 23, 2010     10,354      78.78    158.0700           0       10,354
Christoph W. Stanger        February 23, 2010        969      91.61    160.0000         969            0
David M. Ryan*              February 23, 2010      3,521      78.78    158.0700           0        3,521
John A. Ashdown             February 23, 2010      4,686      78.87    158.7800       4,686            0
John W. McMahon*            February 23, 2010     15,061      78.78    158.0700           0       15,061
Martin Hintze*              February 23, 2010        433      78.78    158.0700           0          433
Matthew H. Cyzer*           February 23, 2010     12,596      78.78    158.0700           0       12,596
Paolo Zannoni*              February 23, 2010      5,086      78.78    158.0700           0        5,086
Paolo Zannoni*              February 23, 2010      7,510      78.78    158.0700           0        7,510
Paul M. Young*              February 23, 2010      8,440      78.78    158.0700           0        8,440
Phillip S. Hylander*        February 23, 2010      5,638      78.78    158.0700           0        5,638
Phillip S. Hylander*        February 23, 2010      7,316      78.78    158.0700           0        7,316
Simon Dingemans*            February 23, 2010      9,598      78.78    158.0700           0        9,598
Simon P. Morris*            February 23, 2010      7,807      78.78    158.0700           0        7,807
Susan A. Willetts           February 23, 2010      2,223      78.87    159.0900       2,223            0
Terence J. O'Neill*         February 23, 2010     21,974      78.78    158.0700           0       21,974
Terence J. O'Neill*         February 23, 2010     29,483      78.78    158.0700           0       29,483
Tim Leissner                February 23, 2010        126      78.87    160.0000         126            0
Tim Leissner                February 23, 2010        295      91.61    160.0000         295            0
Tim Leissner                February 23, 2010        687      78.87    160.0000         687            0


* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                                      ACQUISITION OR
COVERED PERSON                TRANSFER DATE      NUMBER OF SHARES      DISPOSITION
----------------------      -----------------    ----------------     --------------
Stephen R. Pierce           January 22, 2010                  128      Disposition
Celeste A. Guth             January 25, 2010                  806      Disposition
Elizabeth E. Beshel         January 25, 2010                  683      Disposition
Esta E. Stecher             January 26, 2010                2,768      Disposition
Richard A. Kimball Jr       January 27, 2010                2,661      Disposition
Robert C. King Jr.          January 27, 2010                1,660      Disposition
Ivan Ross                   February 10, 2010                 320      Disposition
Donald R. Mullen            February 18, 2010               3,896      Disposition
Kevin W. Kennedy            February 22, 2010               1,000      Disposition
Kevin W. Kennedy            February 22, 2010               2,000      Disposition
James C. Katzman            February 23, 2010               1,590      Disposition

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired or disposed of interests in the Common Stock fund representing the number of Other Shares set forth below:

                      ACQUISITION OR                        NUMBER OF     PRICE PER SHARE
COVERED PERSON          DISPOSITION     TRANSACTION DATE      SHARES          (IN $)
-----------------     -------------    -----------------    ---------     ---------------
Peter K. Tomozawa       Acquisition    December 31, 2009          1            168.84
Peter K. Tomozawa       Acquisition     January 15, 2010          1            165.21
Peter K. Tomozawa       Acquisition     January 29, 2010          1            148.72
Peter K. Tomozawa       Acquisition     February 3, 2010         20            157.23

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                             STRIKE
                              INSTRUMENT AND     NUMBER OF    PRICE
    COVERED PERSON                POSITION        SHARES      (IN $)     MATURITY DATE
---------------------------   ---------------    ---------   -------    --------------
C. Howard Wietschner           Call Written          300       150      March 20, 2010
C. Howard Wietschner           Call Written          800       160      March 20, 2010
C. Howard Wietschner           Call Written        1,100       155      March 20, 2010
Colin J. Corgan                Call Written        1,100       155      March 20, 2010
David H. Voon                  Call Written        2,000       160      March 20, 2010
David H. Voon                  Call Written        6,000       165      March 20, 2010
Francois-Xavier de Mallmann    Call Written        2,000       170      March 20, 2010
Frederick Towfigh              Call Written          900       160      March 20, 2010
John A. Ashdown                Call Written        5,000       160      March 20, 2010
C. Howard Wietschner           Call Written          200       160      April 17, 2010
David H. Voon                  Call Written        1,000       170      April 17, 2010
David H. Voon                  Call Written        2,000       165      April 17, 2010
David J. Greenwald             Call Written        1,000       150      April 17, 2010
David J. Greenwald             Call Written        1,000       160      April 17, 2010
David J. Greenwald             Call Written        3,000       195      April 17, 2010
Francois-Xavier de Mallmann    Call Written        2,000       170      April 17, 2010
Howard B. Schiller             Call Written       10,000       165      April 17, 2010
John S. Daly                   Call Written        2,000       160      April 17, 2010
Justin G. Gmelich              Call Written        7,500       165      April 17, 2010
Marc O. Nachmann               Call Written          300       160      April 17, 2010
Marc O. Nachmann               Call Written          800       155      April 17, 2010
Mark F Dehnert                 Call Written        1,000       180      April 17, 2010
Milton R. Berlinski            Put Written        75,000       145      April 17, 2010
Milton R. Berlinski            Call Written       75,000       220      April 17, 2010
Sanjeev K. Mehra               Call Written       20,000       175      April 17, 2010
Edward G. Hadden               Call Written        8,200       170      July 17, 2010
Eric S. Lane                  Call Purchased       1,000       150      July 17, 2010
Eric S. Lane                   Call Written        3,000       180      July 17, 2010
Francois-Xavier de Mallmann    Call Written        2,000       175      July 17, 2010
Frederick Towfigh              Call Written          900       160      July 17, 2010
Howard B. Schiller             Call Written       10,000       170      July 17, 2010
Jeffrey B. Goldenberg         Call Purchased       1,800       150      July 17, 2010
Jeffrey B. Goldenberg          Call Written        5,400       180      July 17, 2010
John A. Sebastian              Call Written        3,100       180      July 17, 2010
Joseph H. Gleberman            Call Written       25,000       175      July 17, 2010
Justin G. Gmelich              Call Written        7,500       165      July 17, 2010
Kevin S. Gasvoda               Call Written        1,500       170      July 17, 2010
Kevin S. Gasvoda               Call Written        1,500       180      July 17, 2010
Larry M. Kellerman             Call Written        5,000       170      July 17, 2010
Lik Shuen David Chan           Call Written        9,900       165      July 17, 2010
Michael J. Millette            Call Written        3,000       160      July 17, 2010
David J. Greenwald             Call Written        1,000       200     January 22, 2011
David J. Greenwald             Call Written        1,000       220     January 22, 2011

                                                             STRIKE
                              INSTRUMENT AND     NUMBER OF    PRICE
    COVERED PERSON                POSITION        SHARES      (IN $)     MATURITY DATE
---------------------------   ---------------    ---------   -------   ----------------
Gwen R. Libstag *              Call Written       10,000       180     January 22, 2011
Johannes M. Boomaars           Call Written        2,700       200     January 22, 2011
Johannes M. Boomaars           Call Written        4,200       200     January 22, 2011
Peter C. Aberg                 Call Written        1,000       160     January 22, 2011
Peter C. Aberg                 Call Written        4,500       140     January 22, 2011
Peter C. Aberg                 Call Written        6,000       130     January 22, 2011
Peter C. Aberg *               Call Written        1,000       150     January 22, 2011
Peter C. Aberg *               Call Written        3,500       140     January 22, 2011

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2010

                                     By:    /s/ Beverly L. O'Toole
                                            -----------------------------------
                                     Name:  Beverly L. O'Toole
                                     Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                 Description
-------     --------------------------------------------------------------------
   A.       Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the
            Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

   D.       Form of Counterpart to Shareholders' Agreement for non-U.S.
            corporations (incorporated by reference to Exhibit L to Amendment
            No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
            005-56295)).

   E.       Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
            (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   F.       Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

   G.       Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

   H.       Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

   I.       Amended and Restated Shareholders' Agreement, effective as of
            January 22, 2010 (incorporated by reference to Exhibit 10.6 to GS
            Inc.'s Annual Report on Form 10-K for the fiscal year ended December
            31, 2009 (File No. 001-14965)).

   J.       Form of Letter Agreement, dated September 28, 2008, between certain
            Covered Persons and GS Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule 13D, filed October 1,
            2008 (File No. 005-56295)).